# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inter & Co, Inc., CIK 0001864163
CUSIP: G4R20B107
Title of class of securities: Class A Common Shares, par value of $0.0000025 per share
Address of issuer's principal executive offices: Av Barbacena, 1,219, 22nd Floor, Belo Horizonte, Brazil (D5), 30 190-131
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-23-039546
Filed by CIK 0001065521

## Reporting persons
- SoftBank Group Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 60,506,636; sole dispositive power 0; shared dispositive power 60,506,636; aggregate amount beneficially owned 60,506,636 (18.7% of the class)
- SB Global Advisers Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 60,506,636; sole dispositive power 0; shared dispositive power 60,506,636; aggregate amount beneficially owned 60,506,636 (18.7% of the class)
- Delaware Project 11 L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 60,506,636; sole dispositive power 0; shared dispositive power 60,506,636; aggregate amount beneficially owned 60,506,636 (18.7% of the class)
  Comment: Limited Liability Company
- SBLA Latin America Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 60,506,636; sole dispositive power 0; shared dispositive power 60,506,636; aggregate amount beneficially owned 60,506,636 (18.7% of the class)
  Comment: Limited Liability Company
- SBLA Investments II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 60,506,636; sole dispositive power 0; shared dispositive power 60,506,636; aggregate amount beneficially owned 60,506,636 (18.7% of the class)
  Comment: Limited Liability Company
- SLA Investments IV LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 60,506,636; sole dispositive power 0; shared dispositive power 60,506,636; aggregate amount beneficially owned 60,506,636 (18.7% of the class)
  Comment: Limited Liability Company
- SBLA Holdings (Cayman) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 60,506,636; sole dispositive power 0; shared dispositive power 60,506,636; aggregate amount beneficially owned 60,506,636 (18.7% of the class)

## Item 1. Issuer
Name of issuer: Inter & Co, Inc.
Address of issuer's principal executive offices: Av Barbacena, 1,219, 22nd Floor, Belo Horizonte, Brazil, 30 190-131

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

SoftBank Group Corp. ("SoftBank")
SB Global Advisers Limited ("SBGA")
Delaware Project 11 L.L.C.
SBLA Latin America Fund LLC
SBLA Investments II LLC
SLA Investments IV LLC
SBLA Holdings (Cayman) L.P.
Address of principal business office or, if none, residence: The principal business address of SoftBank is 1-7-1 Kaigan, Minato-ku, Tokyo, 105-7537, Japan. The principal business address of SBGA is 69 Grosvenor Street, Mayfair, London W1K 3JP, England, United Kingdom. The principal business address of SBLA Holdings (Cayman) L.P. is c/o Walkers, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The principal business address of each of the other Reporting Persons is 1521 Concord Pike, Wilmington, DE 19803.
Citizenship: SoftBank is organized under the laws of Japan. SBGA is organized under the laws of England and Wales. SBLA Holdings (Cayman) L.P. is organized under the laws of the Cayman Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Class A Common Shares of the Issuer as of December 31, 2025, based upon 323,145,718 Class A Common Shares outstanding as of September 30, 2025, as disclosed in the Issuer's Current Report on Form 6-K filed with the Securities and Exchange Commission on November 13, 2025.

SBLA Holdings (Cayman) L.P. is the record holder of 60,506,636 Class A Common Shares.

SoftBank, which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SBGA, which has been appointed as manager and is responsible for making final decisions related to the acquisition, structuring, financing and disposal of SBLA Latin America Fund LLC's investments, including as held by SBLA Holdings (Cayman) L.P. SBLA Holdings (Cayman) L.P. is controlled and wholly owned by SLA Investments IV LLC, which is a wholly owned subsidiary of SBLA Investments II LLC, which is a wholly owned subsidiary of SBLA Latin America Fund LLC, which is a wholly owned subsidiary of Delaware Project 11 L.L.C. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.
Percent of class: 18.7%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 60,506,636
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 60,506,636

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99: Joint Filing Agreement (previously filed).

## Signatures
- SoftBank Group Corp.: /s/ Yuko Yamamoto, Yuko Yamamoto, Head of Corporate Legal Department (02/17/2026)
- SB Global Advisers Limited: /s/ Stephen Lam, Stephen Lam, General Counsel (02/17/2026)
- Delaware Project 11 L.L.C.: /s/ Jonathan Duckles, Jonathan Duckles, Director (02/17/2026)
- SBLA Latin America Fund LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (02/17/2026)
- SBLA Investments II LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (02/17/2026)
- SLA Investments IV LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (02/17/2026)
- SBLA Holdings (Cayman) L.P.: By: SoftBank Latin America Fund GP (Cayman) Ltd., its General Partner, /s/ Jonathan Duckles, Jonathan Duckles, Director (02/17/2026)